Exhibit 99.1

Hello All,

We’ve been getting a number of questions from those of you who hold unexercised stock options.  There are some questions we can’t answer yet but we wanted to make sure that we get you the answers that we do have.

We will also get to you additional information as we can.

So, here are the answers we have for you now on frequently asked unexercised stock option questions.

Please let me know if you have follow up questions.

FAQs

•                  Q:  I have unexercised stock options, can I still exercise them?

•                  A:    You can still exercise your vested stock options prior to closing, but you cannot sell the underlying shares in the open market if you are subject to restrictions on trading during blackout periods, as described in the company’s insider trading policy.  The current blackout period is scheduled to end at the close of trading on February 6, 2015.  If you have any questions about the company’s insider trading policy, please contact me.

•                  A:    If the transaction closes, all of your options that are then outstanding and unexercised   will be automatically cancelled and you will be paid for the difference between the offer price ($190 per share) and your grant strike price, less applicable taxes.

•                  Q:  Do I need to do anything?  What do I need to do?

•                  A:  Unless you want to exercise your vested stock options, you don’t need to do anything right now.

•                  If the transaction closes, there will be some mechanics to your options being cashed out in the merger.

•                  We’ll let you know about the mechanics with ample time.

•                  A:  If you exercise your vested stock options now and you wish to tender the underlying shares in the tender offer, you will need to follow the instructions provided in the tender offer documents, which will be filed with the Securities and Exchange Commission.

•                  Q:  What’s required for the transaction to close?

•                  A: The transaction is expected to close in approximately 60 days, subject to the tender of a majority of MWI’s outstanding shares in the tender offer, and the customary governmental antitrust review.  The terms and conditions of the tender offer will be described in the tender offer documents, which will be filed with the Securities and Exchange Commission.

•                  Q:  How much will I receive for my options held at closing?

•                  A:  Under the terms of the agreement, AmerisourceBergen will commence a tender offer for all outstanding shares of MWI for $190 per share in cash.  Upon the closing of the announced transaction, any unexercised options outstanding on the closing date (both vested and unvested) will be cashed out and the holder will receive the difference between the aggregate purchase price of the underlying shares and the aggregate option exercise price, less applicable withholding taxes.

•                  Q:  Can I choose to keep my options after the transaction closes?

•                  A:  No.

•                  Q:  Can I choose to get shares in AmerisourceBergen instead of cash?

•                  A:  No, AmerisourceBergen is making a tender offer to purchase MWI shares in cash.

•                  Q:  Any concerns about the antitrust review?

•                  A:  No, because we do not compete with each other.  AmerisourceBergen does not have an animal health business today and we don’t have a human health business.  Our businesses complement each other and we do not have the same customers.  As a result, this transaction does not raise anti-trust concerns.

Please keep in mind that MWI cannot give you tax advice.  We urge you to consult your personal tax advisors to determine whether you should exercise your vested stock options prior to the closing of the transaction, or whether you should continue to hold them until they are cashed out. The plan prospectus for your stock options contains a summary of certain tax consequences associated with the exercise of stock options and selling shares acquired upon exercise.

Notice to Investors

The tender offer for the outstanding common stock of MWI (the “Offer”) has not yet commenced.  This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any securities of MWI.  The solicitation and offer to buy common stock of MWI will only be made pursuant to an Offer to Purchase and related materials.  At the time the tender offer is commenced, AmerisourceBergen Corporation and Roscoe Acquisition Corp. will file a tender offer statement, containing an offer to purchase, a form of letter of transmittal and other related documents with the SEC, and MWI will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer.  Investors are strongly advised to read these tender offer materials, as well as any other documents relating to the Offer and the associated transactions that are filed with the SEC, carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about the Offer that MWI’s stockholders should consider prior to making any decisions with respect to the Offer.  Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that MWI files with the SEC at the SEC’s website at www.sec.gov, or free of charge from MWI at www.mwivet.com.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document regarding the proposed transaction, the expected timetable for completing the proposed transaction, future financial and operating results, future capital structure and liquidity, benefits of the proposed transaction, general business outlook and any other statements about the future expectations, beliefs, goals, plans or prospects of the board or management of MWI constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact

(including statements containing the words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “forecast,” “objective,” “plan,” or “targets” and other similar expressions) are intended to identify forward-looking statements. There are a number of factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain requisite regulatory approvals, the tender of a majority of the outstanding shares of common stock of MWI and the satisfaction of the other conditions to the consummation of the proposed transaction; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers and customers; and the other factors and financial, operational and legal risks or uncertainties described in MWI’s public filings with the SEC, including the “Risk Factors” sections of MWI’s Annual Report on Form 10-K for the year ended September 30, 2014, as well as the tender offer documents to be filed by AmerisourceBergen Corporation and the Solicitation/Recommendation Statement to be filed by MWI. MWI disclaims any intention or obligation to update or revise any forward-looking statements as a result of developments occurring after the date of this document except as required by law.